Exhibit 3.1

Execution Copy

AMENDMENT NO. 5 TO THE

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

PAA GP HOLDINGS LLC

This Amendment No. 5 (this “Amendment”) to the Third Amended and Restated Limited Liability Company Agreement of PAA GP Holdings LLC, a Delaware limited liability company (the “Company”), dated as of February 16, 2017 (the “LLC Agreement”), is hereby adopted on August 19, 2021. Capitalized terms used but not defined herein are used as defined in the LLC Agreement.

WHEREAS, Section 12.2(a) of the LLC Agreement provides that the LLC Agreement shall not be altered, modified or changed except by an amendment approved by the Board of Directors of the Company;

WHEREAS, Section 12.2(a) of the LLC Agreement also provides that certain amendments shall not be effective without the prior written consent of certain Members; and

WHEREAS, the Board of Directors of the Company has approved and does hereby amend the LLC Agreement as follows, and such amendments have been consented to by KAFU Holdings (QP), L.P.:

Section 1.      Article 1 of the LLC Agreement is hereby amended as follows:

(a)	The definition of Eligible Directors is amended and restated to read in full as follows:

“Eligible Directors” means any Director who is not a Series A Designated Director.

(b)	The following defined terms, and any references to such defined terms, are hereby deleted and removed: Designating Member, Designation Loss Event, Initial Designating Members, Qualifying Interest, Qualifying Interest Holder and Subsequent Designating Member.

Section 2.      Article 6 of the LLC Agreement is hereby amended as follows:

(a)	The second sentence of Section 6.1(a)(i), the first two sentences of Section 6.1(a)(ii) and the first sentence of Section 6.2(b) are hereby deleted.

(b)	The following sections are hereby deleted and reserved: Sections 6.1(a)(iii), (iv) and (v); Sections 6.1(b)(i), (ii), (iii), (iv), (v), (vi) and (vii); Sections 6.1(f) and (g); Section 6.2(c) and Section 6.11.

Section 3.      Article 7 of the LLC Agreement is hereby amended as follows:

(a)	The third sentence of Section 7.1(a) is hereby deleted.

Section 4.      The amendments reflected herein are intended to remove from the LLC Agreement the “designated director” concept and any related terms or provisions that reference such concept; accordingly, any terms or provisions of the LLC Agreement that reference such concept and which are not specifically addressed in the foregoing amendments shall be interpreted in such a manner, as the context requires, that is consistent with the intent of these amendments to remove or delete the designated director concept altogether. Except as hereby amended, the LLC Agreement shall remain in full force and effect.

Section 5.      This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 6.      If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, this Amendment has been executed effective as of August 19, 2021.

PAA GP HOLDINGS LLC

By:	/s/ Richard K. McGee
Name:	Richard K. McGee
Title:	Executive Vice President

The undersigned acknowledges and agrees to the foregoing Amendment, and confirms that its execution below shall constitute evidence of its prior written consent to such Amendment.

KAFU HOLDINGS (QP), L.P.,

as successor in interest to KAFU HOLDINGS, L.P.

By:	/s/ Michael O’Neil
Name:	Michael O’Neil
Title:	Chief Compliance Officer of Kayne Anderson Capital Advisors, LP

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